UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20594


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 1)*



                          Universal Health Services, Inc.

                                  (Name of Issuer)

                                Class B Common Stock

                           (Title of Class of Securities)

                                     913903100

                                   (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Capital Research and Management Company
          95-1411037

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


                   5   SOLE VOTING POWER

                       NONE


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       2,474,900
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,474,900   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.7%


      12  TYPE OF REPORTING PERSON*

          IA


                        *SEE INSTRUCTION BEFORE FILLING OUT!

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Growth Fund of America, Inc.
          52-0792143

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland


                   5   SOLE VOTING POWER

                       1,450,000


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       NONE
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,450,000


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.1%


      12  TYPE OF REPORTING PERSON*

          IV


                         *SEE INSTRUCTION BEFORE FILLING OUT

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934


     Amendment No. 1

     Item 1(a)   Name of Issuer:
            Universal Health Services, Inc.

     Item 1(b)   Address of Issuer's Principal Executive Offices:
            367 Gulph Road
            King of Prussia, PA  19406

     Item 2(a)   Name of Person(s) Filing:
            Capital Research and Management Company and The Growth Fund of America, Inc.

     Item 2(b)   Address of Principal Business Office:
            333 South Hope Street
            Los Angeles, CA  90071

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of Class of Securities:
            Class B Common Stock

     Item 2(e)   CUSIP Number:
            913903100

     Item 3   The person(s) filing is(are):

            (d)   [X]   Investment Company registered under Section 8 of the
                 Investment Company Act.
            (e)    [X]   Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940.

     Item 4   Ownership

            Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 2,474,900 shares or 8.7% of the 28,371,000 shares of Class B Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

            The Growth Fund of America, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 1,450,000 shares or 5.1% of the 28,371,000 shares of Class B Common Stock believed to be outstanding.

     Item 5   Ownership of 5% or Less of a Class: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of the Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 10, 2000 (For the period ended
                            December 31, 1999)


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Executive Vice
                            President

                            Capital Research and Management Company


             Date:          February 10, 2000 (For the period ended
                            December 31, 1999)


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Senior Vice President

                            The Growth Fund of America, Inc.




             *By

                    James P. Ryan
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated January 18, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 10, 2000 with respect to 3COM Corporation.



     CUSIP: 913903100                                                Page 5 of 6


                                      AGREEMENT

                                   Los Angeles, CA
                                  February 10, 2000


       Capital Research and Management Company ("CRMC") and The Growth Fund of America, Inc. ("GFA") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Class B Common Stock issued by Universal Health Services, Inc.

       CRMC and GFA state that they are each entitled to individually use
     Schedule 13G pursuant to Rule 13d-1(c) of the Act.

       CRMC and GFA are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                      CAPITAL RESEARCH AND MANAGEMENT COMPANY

                      BY:              *Paul G. Haaga, Jr.

                                        Paul G. Haaga, Jr., Executive
                                        Vice President
                                        Capital Research and Management
                                        Company


                      THE GROWTH FUND OF AMERICA, INC.

                      BY:              *Paul G. Haaga, Jr.

                                        Paul G. Haaga, Jr., Senior Vice
                                        President
                                        The Growth Fund of America,
                                        Inc.


     *By

          James P. Ryan
          Attorney-in-fact

          Signed pursuant to a Power of Attorney dated January 18, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 10, 2000 with respect to 3COM Corporation